FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	2004 £m	2003 (restated) £m	Increase
			£m	%
Total income	22,754	19,281	3,473	18

Operating expenses*	9,662	8,524	1,138	13

Operating profit before provisions*	9,612	8,562	1,050	12

Profit before tax, goodwill amortisation and integration costs	8,101	7,068	1,033	15

Profit before tax	6,917	6,076	841	14

Cost:income ratio**	40.8%	42.6%

Basic earnings per ordinary share	138.0p	76.9p	61.1p	79

Adjusted earnings per ordinary share	172.5p	157.2p	15.3p	10

Dividends per ordinary share	58.0p	50.3p	7.7p	15

*	excluding goodwill amortisation and integration costs.
**	the cost:income ratio is based on operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income.

Sir Fred Goodwin, Group Chief Executive, said:

“These results demonstrate very clearly three key features of the Group – strong organic income growth, the creation of additional growth options, both at home and internationally and our ability to deliver integration benefits from acquisitions. Consequently, we believe that we can deliver superior value for our shareholders, our customers and our people in 2005.”

THE ROYAL BANK OF SCOTLAND GROUP plc

2004 HIGHLIGHTS

•	Income up 18% to £22,754 million.

•	Profit before tax, goodwill amortisation and integration costs up £1,033 million, 15% to £8,101 million.

•	Profit before tax up 14% to £6,917 million.

•	Underlying margin stable and in line with expectations.

•	Further efficiency gains - cost:income ratio 40.8%, improved from 42.6% in 2003.

•	Customer growth in all divisions.

•	Average loans and advances to customers up 19%.

•	Average customer deposits up 10%.

•	Credit quality remains strong.

•	Basic earnings per ordinary share up 79%.

•	Adjusted earnings per ordinary share up 10%.

•	Total dividend 58.0p per ordinary share up 15%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

Our results for 2004 demonstrate the Group’s ability to sustain growth across the broad range of our businesses. Strong organic income growth has been supplemented by a significant contribution from recent acquisitions, while efficiency and credit quality have continued to improve. The result has been a 15% increase in our profit before tax, goodwill amortisation and integration costs to £8,101 million. Our profit before tax rose by 14% to £6,917 million and adjusted earnings per share by 10% to 172.5p.

Total income rose 18%. The key to this strong performance has been the Group’s ability to maintain momentum in organic income growth across its divisions. Excluding acquisitions and exchange rate fluctuations, total income grew by 11%, with good contributions from each of our divisions. Every division delivered organic increases in customer numbers, income and contribution to Group operating profit.

This organic performance has been complemented by a number of important acquisitions, which have strengthened the market position of our businesses and enhanced their ability to continue to grow their income. The most significant of these was the acquisition of Charter One, which expanded Citizens’ footprint into a number of adjacent states in the Mid West, creating one of the ten largest banks in the US.

The diversity of our income streams is an important factor in our ability to maintain consistent growth. Non-interest income represents 60% of the Group’s total income, and our business and geographical diversity also means that our future income is not unduly exposed to any single activity.

Net interest income grew by 11%, reflecting strong growth in average loans and advances to customers and in average customer deposits. The Group net interest margin was 2.92%, five basis points lower than in 2003, but unchanged from the first half of 2004. The inclusion of First Active, with its portfolio of low-risk mortgages, contributed to this modest year-on-year decline, as did the strong organic growth in mortgage lending, while consumer lending spreads continued to tighten. Against this, Group margins benefited from increased lending to commercial and mid-corporate customers and from the impact of rising interest rates. Non-interest income grew by 23%, reflecting strong organic growth in insurance premium income, good growth in fees and commissions and the acquisition in September 2003 of Churchill.

We have maintained our focus on efficiency, improving the Group cost:income ratio to 40.8%, compared with 42.6% in 2003 and underlying cost:income ratio improved again in the second half of the year. Operating expenses increased by 9% to support organic growth and by a further 4% as a result of acquisitions. The Group continued to invest in initiatives that will enhance its ability to serve its customers and improve its efficiency. We have invested in CBFM’s debt capital markets capability in the US. The Group Efficiency Programme, launched in 2003, is progressing well, and we remain confident that it will lead to further improvements in the Group cost:income ratio.

Overall credit quality continued to improve, and the charge for provisions rose by just 1% to £1,511 million, much less than the rise in lending. Credit metrics continue to improve, with risk elements in lending and potential problem loans falling to 1.66% of gross loans and advances, compared with 2.24% at the end of 2003. Balance sheet provision coverage of risk elements in lending and potential problem loans improved from 68% at the end of 2003 to 73% at the end of 2004. Provisions in Retail Banking have risen, reflecting the seasoning of NatWest’s loan portfolio following its strong growth since 2000, while UK credit cards, in line with the market, are seeing some increase in arrears levels. Offsetting this, the improving corporate credit environment resulted in lower provisions in CBFM.

At 31 December 2004, following the completion of the Charter One acquisition, our Tier 1 capital ratio was 7.0% and our total capital ratio was 11.7%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets (CBFM) increased its income by 12% and its contribution by 18% to £4,265 million. CBFM is the largest provider of banking services to UK businesses.

Net interest income rose by 10%, or by 12% if the cost of funding rental assets is excluded. The increase reflects strong growth in lending to mid-corporate customers, while customer deposits also grew. The strength of our mid-corporate business led to an improvement in net interest margin.

Non-interest income increased by 14%, as a result of steady growth in lending fees and income from rental assets and financial markets. Dealing profits increased by 12%, reflecting growth across all customer segments. The Group’s average trading value-at-risk (VaR) remains modest and was £10.8 million (2003 - £9.4 million).

CBFM’s expenses were 15% higher, reflecting strong growth in all businesses and the investment we have made in the expansion of our overseas operations including our US debt capital markets business.

CBFM’s contribution before provisions for bad debts was up by 11%. Provisions were 23% lower than in 2003.

Retail Banking increased its income by 6% and its contribution by 3% to £3,279 million.

Net interest income was up by 5%, reflecting good growth in mortgage lending and an increase in other loans, albeit at lower interest margins. Our market share of net mortgage lending has risen to over 7% in 2004 from around 5% in 2003. This strong growth in low-risk mortgage assets has contributed to the reduction in net interest margin. Both mortgage and non-mortgage lending have evidenced a slowdown in growth in the second half of the year. Non-interest income grew by 8%. Our customer base expanded, with the number of personal current accounts growing by 3% and particularly strong recruitment of student and youth accounts. We added 1,000 extra front-line staff to the branch network. Including this, the overall increase in costs was contained to 4%.

Retail Banking’s contribution before provisions was up by 7%. As anticipated, provisions rose from £273 million in 2003 to £389 million in 2004, reflecting the seasoning of NatWest’s loan portfolio following its strong growth since 2000, as well as some increase in fraud, as reported in the first half.

Retail Direct increased its income by 16% and its contribution by 18% to £1,040 million. Excluding acquisitions, its contribution rose by 14%.

Higher net interest income reflected an increase in average loans and advances to customers, spread across mortgages, credit card balances and personal loans.

Customer numbers rose by 14%, partly as a result of the acquisition of the US credit card business of People’s Bank. Retail Direct also reached agreements to distribute consumer loans to the customers of Tchibo, a leading German retailer, and credit cards to the customers of Kroger, the second largest US supermarket group. The new MINT credit card was launched in December 2003, and 711,000 cards have been issued to date. Tesco Personal Finance increased its customer base to 4.8 million, with particularly strong sales of insurance products.

Retail Direct enhanced its position in international card and internet payments through the acquisitions of Bibit, a leading European internet payments specialist, and Lynk Systems, an Atlanta-based US merchant acquirer.

Manufacturing’s costs increased by 15% to £2,439 million. Of the £325 million increase, £82 million reflects the acquisitions of Churchill and First Active. The balance of the increase in costs results from higher business volumes, continued investment in Group Efficiency Programme initiatives, which are expected to improve the future performance of the Group, and the ongoing upgrade of the Group’s property portfolio.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Wealth Management increased its total income by 17% and its contribution by 16% to £468 million. Net interest income increased by 9% to £497 million, as a result of growth in both lending and deposits. Non-interest income grew by 28% to £451 million, reflecting higher fee income as a result of improved equity markets and the acquisition of Bank von Ernst in November 2003. Bank von Ernst remains on track to deliver the expected benefits. Excluding acquisitions and disposals, income rose by 12% and contribution by 14%.

RBS Insurance increased its income by 52% and its contribution by 42% to £862 million, reflecting both the acquisition of Churchill in September 2003 and organic growth. Excluding Churchill, income grew 17% and contribution 13%. Churchill’s performance has also been good and the integration is on track. The Privilege brand was successfully relaunched in August, targeting motorists with four years or more of no-claims discount. RBS Insurance remains the market leader in UK motor insurance and is now the second largest general insurer in the UK.

Ulster Bank increased income by 28% and its contribution by 32% to £468 million. This reflects strong organic growth, particularly in mortgage lending, as well as the acquisition of First Active, which was completed in January 2004. Both these factors contributed to a narrowing of the net interest margin. Trading momentum at First Active is good and the integration is proceeding well.

Citizens increased its income, in US dollars, by 31% and its contribution by 36% to $1,900 million. Excluding acquisitions, Citizens’ contribution in US dollars increased by 13% to $1,570 million. The acquisition of Charter One was completed on 31 August 2004, its trading performance has been good, and integration is on track to deliver the cost savings and income benefits we anticipated. Charter One’s balance sheet has been successfully restructured to reduce risk and position it for a rising interest rate environment. The weakness of the US dollar relative to sterling meant that income in sterling terms rose by 17% and contribution by 21% to £1,037 million.

Our customers

We aim to deliver value for our customers. Our success in achieving this in 2004 is shown by increased customer numbers in each of our divisions, as well as by positive surveys of customer satisfaction. In NatWest, the option to telephone branches direct, along with the appointment of over 1,000 additional branch staff, has led to significant improvements in customer satisfaction. During 2004 our products and our services again won many awards.

Our people

Our people are the key to our success. The continuing commitment of our employees is evident from the results of our 2004 Employee Opinion Survey. The response rate to this survey was 84%, our highest ever, and the Group outperformed the UK and Global Financial Services Norm in 13 out of 14 categories. We continue to invest in our employees through an extensive range of development and leadership programmes. As a result of organic growth and acquisitions, staff numbers increased by 15,700 in 2004. We now employ 136,600 people worldwide.

Our shareholders

Our goal is to generate superior sustainable value for our shareholders. The scale and diversity of our businesses, together with their ability to maintain consistent organic income growth, provide a strong platform for this. Our confidence that we can continue to deliver growth is reflected in a 15% increase in our dividend to 58p per ordinary share. This is the twelfth consecutive year in which we have increased our dividend per share by 15% or more.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Outlook

Economic growth during 2004 was strong in virtually all of the economies in which we operate, and this trend is expected to continue in 2005 albeit at a slightly lower rate.

We continue to see strong growth in lending to commercial and mid-corporate customers, and some recovery in demand from large corporates, with consumers continuing to behave rationally given the prevailing climate and stimuli in their particular economies. Whilst in the UK context we would expect the transition away from consumer credit-led activity to continue, the outlook for employment and hence the economy remains positive.

In a number of respects, 2004 represented a continuation of established themes within our results: strong income growth, improving efficiency, good credit quality. Importantly however, the continued development, both organic and through acquisition, of our businesses has introduced further strength and diversity in key areas.

As a consequence, we remain confident that we can deliver superior value for our shareholders, our customers and our people in 2005.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax, goodwill amortisation and integration costs increased by 15% or £1,033 million, from £7,068 million to £8,101 million. At constant exchange rates the increase was 18% or £1,278 million.

Profit before tax was up 14%, from £6,076 million to £6,917 million.

The Group made a number of acquisitions during 2004 which had a bearing on the year’s results. These included:

In January 2004, Ulster Bank completed the acquisition of First Active plc, for a cash consideration of €887 million.

In March 2004, RBS completed the purchase of the credit card business of People’s Bank in the US.

In August 2004, Citizens completed the acquisition of Charter One Financial, Inc. for a cash consideration of US$10.1 billion.

The Group has adopted Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”) – the standard that replaces SSAP24 “Pension Costs”. The effect on the prior year of adopting FRS 17 is shown on page 51.

Total income

The Group achieved strong growth in income during 2004. Total income was up 18% or £3,473 million to £22,754 million. Excluding acquisitions and at constant exchange rates, total income was up by 11%, £2,004 million.

Net interest income increased by 11% to £9,208 million and represents 40% of total income (2003 - 43%). Excluding acquisitions and at constant exchange rates, net interest income was up 8%. Average loans and advances to customers and average customer deposits grew by 19% and 10% respectively.

Non-interest income increased by 23% to £13,546 million and represents 60% of total income (2003 - 57%). Excluding acquisitions and at constant exchange rates, non-interest income was up 13%. There was good growth in transmission income and other fees, up 17% while general insurance premium income increased by 58%, reflecting organic growth and the acquisition of Churchill in September 2003. Gross income from rental assets grew by 18%, reflecting strong growth in operating lease assets.

Net interest margin

The Group’s net interest margin at 2.92% was in line with expectations. Excluding the acquisition of First Active, the Group’s net interest margin was down 0.03% from 2.97% in 2003, principally as a result of strong organic growth in mortgage lending and the increased funding cost of rental assets, the income from which is included in other income.

Operating expenses

Operating expenses, excluding goodwill amortisation and integration costs, rose by 13% to £9,662 million to support the strong growth in business volumes. Excluding acquisitions and at constant exchange rates, operating expenses were up by 9%, £739 million.

Cost:income ratio

The Group’s ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income improved further to 40.8% from 42.6%. Excluding Charter One, the Group’s cost:income ratio was 40.6%.

Net insurance claims

General insurance claims, after reinsurance, increased by 59% to £3,480 million. Excluding Churchill, the increase was 20%, consistent with volume growth and business mix.

THE ROYAL BANK OF SCOTLAND GROUP plc

Financial Review (continued)

Provisions

The profit and loss charge for bad and doubtful debts and amounts written off fixed asset investments was £1,511 million compared with £1,494 million in 2003. The charge for provisions in 2004 represented 0.51% of gross loans and advances to customers (excluding reverse repurchase agreements), compared with 0.64% in 2003.

Credit quality

Credit quality remains strong with no material change during 2004 in the distribution by grade of the Group’s total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers improved to 1.58% (2003 – 2.01%). Risk elements in lending and potential problem loans represented 1.66% of gross loans and advances to customers (2003 – 2.24%).

Provision coverage of risk elements in lending and potential problem loans improved to 73% (2003 – 68%).

Integration

Integration costs in 2004 were £269 million principally relating to the integration of Churchill and the acquisitions by Citizens.

Earnings and dividends

Basic earnings per ordinary share increased by 79%, from 76.9p to 138.0p. The final dividend on the Additional Value Shares (“AVS”) paid in December 2003 reduced earnings per ordinary share for that year by 49.9p. Adjusting for this and for goodwill amortisation and integration costs, earnings per ordinary share increased by 10%, from 157.2p to 172.5p.

A final dividend of 41.2p per ordinary share is recommended, making a total for the year of 58.0p per share, an increase of 15%. If approved, the final dividend will be paid on 3 June 2005 to shareholders registered on 11 March 2005. The total dividend is covered 2.9 times by earnings before goodwill amortisation and integration costs.

Balance sheet

Total assets were £583 billion at 31 December 2004, 28% higher than total assets of £454 billion at 31 December 2003.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2004 by 28% or £64.8 billion to £293.3 billion. Excluding acquisitions and reverse repos, lending increased by 18%. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew in 2004 by 16% or £33.0 billion to £242.9 billion. Excluding acquisitions and repos, deposits increased by 7%.

Although the adoption of FRS 17 has reduced shareholders’ funds by £3,220 million (2003 £2,001 million), this has no effect on the Group’s regulatory capital at 31 December 2004.

Capital ratios at 31 December 2004 were 7.0% (tier 1) and 11.7% (total), against 7.4% (tier 1) and 11.8% (total) at 31 December 2003.

Profitability

The adjusted after-tax return on ordinary equity was stable at 20.1%. This is based on profit attributable to ordinary shareholders before goodwill amortisation, integration costs and in 2003 the AVS dividend, and average ordinary equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

In the profit and loss account set out below, goodwill amortisation and integration costs are shown separately. In the statutory profit and loss account on page 29, these items are included in the captions prescribed by the Companies Act 1985.

	2004 £m	2003 (restated) £m
Net interest income	9,208	8,301

Non-interest income (excluding general insurance)	8,602	7,857
General insurance net premium income	4,944	3,123

Non-interest income	13,546	10,980

Total income	22,754	19,281
Operating expenses	9,662	8,524

Profit before other operating charges	13,092	10,757
General insurance net claims	3,480	2,195

Operating profit before provisions	9,612	8,562
Provisions	1,511	1,494

Profit before tax, goodwill amortisation and integration costs	8,101	7,068
Goodwill amortisation	915	763
Integration costs	269	229

Profit before tax	6,917	6,076
Tax	2,155	1,888

Profit after tax	4,762	4,188
Minority interests (including non-equity)	250	210
Preference dividends	256	261

	4,256	3,717
Additional Value Shares dividend	—	1,463

Profit attributable to ordinary shareholders	4,256	2,254
Ordinary dividends	1,837	1,490

Retained profit	2,419	764

Basic earnings per ordinary share (Note 4)	138.0p	76.9p

Adjusted earnings per ordinary share (Note 4)	172.5p	157.2p

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2004 £m	2003 £m	Increase %
Corporate Banking and Financial Markets	4,265	3,620	18
Retail Banking*	3,279	3,170	3
Retail Direct*	1,040	881	18
Manufacturing*	(2,439)	(2,114)	(15)
Wealth Management*	468	402	16
RBS Insurance*	862	609	42
Ulster Bank*	468	354	32
Citizens	1,037	857	21
Central items**	(879)	(711)	(24)

Profit before goodwill amortisation and integration costs	8,101	7,068	15

*	the prior year has been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from other divisions, principally RBS Insurance and Ulster Bank, to Manufacturing (see page 50).
**	the prior year has been restated following the implementation of FRS 17.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	2004 £m	2003 £m
Net interest income excluding funding cost of rental assets	2,959	2,653
Funding cost of rental assets	(414)	(329)

Net interest income	2,545	2,324

Fees and commissions receivable	1,723	1,537
Fees and commissions payable	(277)	(220)
Dealing profits (before associated direct costs)	1,855	1,661
Income from rental assets	1,282	1,088
Other operating income	381	307

Non-interest income	4,964	4,373

Total income	7,509	6,697

Direct expenses
- staff costs	1,642	1,410
- other	412	394
- operating lease depreciation	610	518

	2,664	2,322

Contribution before provisions	4,845	4,375
Provisions	580	755

Contribution	4,265	3,620

	£bn	£bn
Total assets**	265.3	219.0
Loans and advances to customers – gross**
- banking book	114.9	99.3
- trading book	10.0	5.0
Rental assets	11.2	10.1
Customer deposits**	74.9	68.6
Weighted risk assets – banking	160.9	140.0
– trading	16.9	12.6

**	excluding reverse repos and repos

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services and structured financing to medium and large businesses in the UK and a growing provider of debt financing and risk management solutions to large businesses in Europe and North America. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and acquisition finance, trade finance, leasing and factoring. Treasury and capital markets products are provided through Financial Markets, which is a leading provider of debt, foreign exchange and derivatives products.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased by 18%, £645 million to £4,265 million reflecting growth in all business areas.

Total income was up 12% or £812 million to £7,509 million. Strong growth in all locations was partially masked by the effect of stronger sterling on the translation of income from Europe and North American businesses. At constant exchange rates, income grew by 14% and contribution was up 20%.

Net interest income, excluding the cost of funding rental assets, increased 12% or £306 million to £2,959 million. Average loans and advances to customers of the banking business increased by 10% or £9.5 billion to £103.8 billion. The second half of 2004 saw a modest recovery in large corporate lending. Average customer deposits within the banking business increased by 8% or £5.0 billion to £66.0 billion. An improvement in margins was achieved through strong growth in our UK mid-corporate relationships.

Fees receivable rose by £186 million, 12% to £1,723 million with growth driven by lending, structured finance and capital markets activities. Fees payable, including brokerage, were up £57 million to £277 million due to the greater volumes of trading and structuring business.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, rose by 12% to £1,855 million. Growth was achieved across all our customer segments and product classes with further diversification of dealing revenues in the US to compensate for lower residential mortgage refinancing volume than in 2003. The Group’s trading value-at-risk (VaR) remains modest and the average VaR was £10.8 million (2003 - £9.4 million).

The asset rental business, comprising operating lease assets and investment properties continued to grow strongly. Rental assets increased to £11.2 billion and income after deducting funding costs and operating lease depreciation increased by 7%, £17 million to £258 million.

Other operating income also grew strongly, up £74 million or 24% to £381 million.

Direct expenses increased by 15% or £342 million to £2,664 million. Excluding operating lease depreciation, operating expenses were up 14%, £250 million. This was mainly due to the mix effect of faster growth in businesses with inherently higher cost:income ratios, such as Capital Markets and our overseas businesses, together with the investment in new revenue initiatives in the US.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £580 million, a decrease of 23%, £175 million. The reduction reflects an improvement in corporate credit quality and the economic environment in 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

	2004 £m	2003* £m
Net interest income	3,112	2,959
Non-interest income	1,630	1,514

Total income	4,742	4,473

Direct expenses
- staff costs	834	793
- other	240	237

	1,074	1,030

Contribution before provisions	3,668	3,443
Provisions	389	273

Contribution	3,279	3,170

	£bn	£bn
Total banking assets	74.2	63.9
Loans and advances to customers – gross
- mortgages	44.1	36.6
- small business	15.2	13.8
- consumer lending	12.9	11.4
Customer deposits	70.6	66.5
Weighted risk assets	49.7	42.9

*	the prior year has been restated to reflect the transfer in 2004 of certain activities from Wealth Management.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATMs and the internet.

The division continued to achieve strong volume growth across all key product areas - in particular mortgages, loans and savings – supported by increased customer numbers. As a result, income increased by 6% or £269 million to £4,742 million, and contribution by 3% or £109 million to £3,279 million.

Net interest income rose by 5% or £153 million to £3,112 million, reflecting strong growth in lending and deposits which more than offset the impact of business mix – particularly strong growth in low risk mortgage lending – and the impact of lower margin in some areas, especially unsecured lending. Average loans to customers, excluding mortgages, grew by 12% or £2.8 billion to £26.5 billion. Average mortgage lending grew by 21% or £7.0 billion to £40.7 billion. Both mortgage and non-mortgage lending have evidenced a slowdown in growth in the second half of the year. Average customer deposits increased by 8% or £4.9 billion to £66.0 billion.

Non-interest income rose by 8% or £116 million to £1,630 million. This reflected higher fee income associated with strong asset growth in both personal and business sectors together with increased volumes of money transmission activity.

Direct expenses increased by 4% or £44 million to £1,074 million. Staff expenses increased 5% or £41 million to £834 million, principally due to the deployment of an additional one thousand customer facing staff in the NatWest network. The increase in other expenses was 1% or £3 million, reflecting rigorous cost management.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING (continued)

The charge for provisions for bad and doubtful debts increased by £116 million to £389 million. The increased charge reflects the anticipated increase in delinquency rates in the NatWest portfolio following growth in unsecured lending in recent years. NatWest credit experience is now broadly consistent with the RBS portfolio which has been stable for a number of years. As reported in the first half, there has also been a higher incidence of fraud which has led to some deterioration in recovery rates.

The overall quality of the loan portfolio, the majority of which is mortgage lending, as measured by probability of default, remained in line with expectations.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	2004 £m	2003* £m
Net interest income	938	849
Non-interest income	1,191	986

Total income	2,129	1,835

Direct expenses
- staff costs	259	211
- other	453	446

	712	657

Contribution before provisions	1,417	1,178
Provisions	377	297

Contribution	1,040	881

	£bn	£bn
Total assets	26.9	21.9
Loans and advances to customers - gross
- mortgages	9.2	8.2
- other	16.0	13.8
Customer deposits	4.4	4.4
Weighted risk assets	21.1	16.8

*	the prior year has been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

Retail Direct issues a comprehensive range of credit and debit cards to personal and corporate customers and engages in merchant acquiring and processing facilities for retail businesses. It also includes: Tesco Personal Finance (“TPF”), The One account, Direct Line Financial Services, Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand, and the consumer lending business in Continental Europe, all of them offering products to customers through direct channels. During 2004, Retail Direct significantly expanded its international operations. In the US it acquired the credit card business of People’s Bank and Lynk Systems Inc. a merchant acquisition business and entered into an agreement to distribute credit cards to customers of Kroger. In continental Europe, the acquisition of the leading European internet payment specialist, Bibit, was completed in May and agreement to distribute consumer loan products to the customers of Tchibo, a leading German retailer, was concluded.

Contribution increased by 18% or £159 million to £1,040 million.

Total income was up 16% or £294 million to £2,129 million, reflecting continued strong growth across all products, particularly credit cards. Excluding acquisitions income rose by 9%, £155 million, and contribution was up by 14%, £125 million. Net interest income was up 10% or £89 million to £938 million. Average lending rose by 19% to £24.2 billion, of which average mortgage lending was 16% higher at £8.8 billion, mainly in The One account. Average customer deposits were stable. The new MINT branded credit card was launched in December 2003 and while the 0% introductory interest rate for nine months on MINT cards depressed net interest margin, over 711,000 MINT credit cards have been issued and attracted significant balances. During 2004, the total number of customer accounts increased by 2.3 million.

Non-interest income was up 21% or £205 million to £1,191 million, reflecting increased volumes and acquisitions.

Direct expenses increased by 8% or £55 million to £712 million. Staff costs were up 23%, due to the acquisitions and increased headcount to support higher business volumes. Excluding acquisitions, staff costs were up 8%. The increase in other expenses was limited to 2%, as a result of tight cost management and efficiencies within the core businesses.

The charge for provisions for bad debts increased by £80 million or 27% to £377 million, reflecting the growth in lending volumes and the acquisition of the credit card business from People’s Bank.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT (continued)

Excluding acquisitions, provisions for bad debts were up 14%, £41 million. Credit metrics across the portfolio remain broadly stable, however consistent with the market there was some increase in the levels of arrears towards the end of the year in credit cards.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2004 £m	2003* £m
Staff costs	794	671
Other costs	1,645	1,443
Total manufacturing costs	2,439	2,114

Analysis:
Group Technology	807	686
Group Purchasing and Property Operations	854	718
Customer Support and other operations	778	710

Total manufacturing costs	2,439	2,114

*	prior periods have been restated following the transfer of certain activities, principally from RBS Insurance and Ulster Bank. These increased costs by £370m in 2004 and £239m in 2003.

Manufacturing supports the customer facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group’s banking operations in UK and Ireland. These costs reflect activities which are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing’s costs increased by £325 million, 15% to £2,439 million.

Manufacturing is now supporting RBS Insurance and Ulster Bank and of the £325 million increase, £82 million reflects technology and property operations of Churchill (2004 - £96 million; 2003 - £33 million) and First Active (2004 - £19 million; 2003 - £nil) which were acquired in September 2003 and January 2004 respectively.

The balance of the increase was required to support higher business volumes, to upgrade the Group’s regional property portfolio and to invest in the Group Efficiency Programme initiatives that are improving the Group’s overall efficiency.

A number of initiatives aimed at improving efficiency and customer service were introduced in the year, including a sales prompt system on screens in NatWest branches and in RBS and NatWest telephony: enhanced fraud prevention; conversion of paper based branch reports to screen; image and workflow capability in service centres; the introduction of a new image enabled mortgage platform which has improved the efficiency and quality of our service and the introduction of an on-line customer query management system.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	2004 £m	2003* £m
Net interest income	497	457
Non-interest income	451	352

Total income	948	809

Expenses
- staff costs	299	259
- other	164	139

	463	398

Contribution before provisions	485	411
Provisions	17	9

Contribution	468	402

	£bn	£bn
Loans to customers	9.2	7.9
Investment management assets – excluding deposits	22.3	22.3
Customer deposits	31.7	29.1
Weighted risk assets	8.3	9.1

*	the prior year has been restated to reflect the transfer in 2004 of certain activities to Retail Banking and Manufacturing. This includes £5 billion of investment assets managed by the Affluent Banking business.

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore. The Miami based private banking operations of Coutts Group were sold in July 2003, and in November 2003, Coutts Group completed the acquisition of Bank von Ernst.

Contribution at £468 million was £66 million or 16% higher than 2003. Excluding the acquisition and adjusting for the disposal, contribution was up 14%, £54 million.

Total income increased by 17% or £139 million to £948 million, including a full year contribution from Bank von Ernst. Excluding the acquisition and disposal, income was 12%, £94 million higher.

Net interest income increased by 9% or £40 million to £497 million. The increase reflects growth in both lending and deposit volumes, combined with the benefit of higher average interest rates.

Non-interest income increased by 28% or £99 million to £451 million, reflecting higher fee income as a result of the improved equity markets and the acquisition of Bank von Ernst.

Investment management assets were stable at £22.3 billion. Excluding the acquisition and disposal and at constant exchange rates, investment assets increased 7%.

Expenses were up by 16% or £65 million to £463 million to support the growth in income and reflecting the acquisition of Bank von Ernst. Excluding the acquisition and disposal, expenses were up 9%, £33 million.

The charge for provisions for bad and doubtful debts was £17 million compared with £9 million in 2003, reflecting a small number of specific cases.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	2004 £m	2003* £m
Earned premiums	5,357	3,627
Reinsurers’ share	(413)	(504)

Insurance premium income	4,944	3,123
Net fees and commissions	(488)	(161)
Other income	478	283

Total income	4,934	3,245

Expenses
- staff costs	293	222
- other	299	219

	592	441

Gross claims	3,724	2,644
Reinsurers’ share	(244)	(449)

Net claims	3,480	2,195

Contribution	862	609

In-force policies (000)
- motor: UK	8,338	8,086
- motor: Continental Europe	1,639	1,425
- non-motor (including home, rescue, pet): UK	10,919	10,518
Gross insurance reserves – total (£m)	7,394	6,582

*	the prior year has been restated to reflect the transfer in 2004 of certain activities to Manufacturing and to recognise a reclassification of income from net fees and commissions to insurance premium income.

RBS Insurance comprising Direct Line Group and Churchill Insurance Group, which was acquired in September 2003, sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers and intermediaries. The Retail Divisions of Direct Line and Churchill sell general insurance and motor breakdown services direct to the customer. The Partnership Division is a leading wholesale provider of insurance and motoring related services. Through its International Division, RBS Insurance sells motor and other insurance products in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of brokers and intermediaries.

Contribution increased by 42% or £253 million to £862 million and included the first full year’s contribution from Churchill, which was acquired in September 2003. Excluding Churchill, contribution grew by 13%, £73 million.

Total income was up 52% or £1,689 million to £4,934 million. Excluding Churchill, total income grew by 17%, £450 million.

After reinsurance, insurance premium income was up 58% or £1,821 million to £4,944 million. Excluding Churchill, net insurance premium income grew by 17%. At 31 December 2004, the number of UK in-force motor insurance policies was 8.3 million and the number of in-force motor policies in Continental Europe was 1.6 million. The International Division passed the milestone of 1 million motor policies in Spain in December. Non-motor policies, including home, rescue and pet insurance, increased to 10.9 million at 31 December 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Net fees and commissions payable increased from £161 million to £488 million, due mainly to commissions payable to intermediaries in the broker division acquired as part of Churchill. Other income was up due to the acquisition of Churchill and increased investment income driven by higher business volumes.

Expenses increased by 34% or £151 million to £592 million. Excluding Churchill, expenses increased by 10%, £37 million, to support higher business volumes.

Net claims, after reinsurance, increased by 59% or £1,285 million to £3,480 million. Excluding Churchill, net claims increased by 20%, consistent with mix and volume growth.

The UK combined operating ratio, which includes manufacturing costs, was 93.7% compared with 91.2% for 2003. This deterioration is attributable in part to a change in business mix due to the full year impact of commissions payable to brokers and intermediaries in Churchill. Excluding Churchill, the UK ratio was broadly in line with the prior year (2004 – 89.9%; 2003 – 88.6%).

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	2004 £m	2003* £m
Net interest income	550	396
Non-interest income	193	185

Total income	743	581

Expenses
- staff costs	158	137
- other	77	58

	235	195

Contribution before provisions	508	386
Provisions	40	32

Contribution	468	354

	£bn	£bn
Total assets	27.4	15.6
Loans and advances to customers - gross
- mortgages	8.8	2.8
- other	12.9	8.8
Customer deposits	13.5	9.7
Weighted risk assets	18.5	11.0

Average exchange rate - €/£	1.474	1.445
Spot exchange rate - €/£	1.418	1.416

*	the prior year has been restated to reflect the transfer in 2004 of certain activities to Manufacturing.

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. In January 2004, Ulster Bank completed the acquisition of First Active plc.

Contribution increased by 32% or £114 million to £468 million.

Total income increased by 28% or £162 million to £743 million reflecting the acquisition of First Active and strong organic growth, particularly in residential mortgages. Adjusting for First Active and the disposal in October 2003 of NCB Stockbrokers (‘NCB’), income increased by 12% at constant exchange rates. During 2004, the number of customers increased by 454,000, of which 374,000 relate to First Active.

Net interest income rose by 39% or £154 million to £550 million, reflecting strong growth across all customer lending products and in customer deposits. Excluding First Active and NCB and at constant exchange rates, net interest income increased by 14%. The net interest margin decreased mainly due to strong growth in low risk mortgage lending both organic and due to the acquisition of First Active, a leading mortgage provider in the Republic of Ireland. Underlying product margins remain stable.

Non-interest income increased by £8 million, 4% to £193 million. Strong growth in lending fees and sales of treasury products was partially offset by a reduction in brokerage fees following the disposal of NCB. Excluding First Active and NCB, non-interest income was up 6%, £10 million.

Expenses increased by 21% or £40 million to £235 million. Excluding First Active and NCB expenses increased by 8% to support the growth in business.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK (continued)

The charge for provisions for bad debts increased by £8 million to £40 million, reflecting the growth in lending business. Excluding First Active and NCB provisions for bad and doubtful debts were up £4 million. Asset quality remains strong.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	2004 £m	2003 £m
Net interest income	1,540	1,310
Non-interest income	601	514

Total income	2,141	1,824

Expenses
- staff costs	551	505
- other	473	374

	1,024	879

Contribution before provisions	1,117	945
Provisions	80	88

Contribution	1,037	857

	$bn	$bn
Total assets	132.1	76.8
Loans and advances to customers – gross	83.4	43.5
Customer deposits	99.2	62.8
Weighted risk assets	87.4	50.8
Average exchange rate - US$/£	1.832	1.635
Spot exchange rate - US$/£	1.935	1.786

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Vermont, and non-branch offices in other states. Citizens was ranked eighth largest commercial banking organisation in the US based on deposits as at 30 September 2004. In January 2004, Citizens completed the acquisition of Thistle Group Holdings, Co. the holding company of Roxborough Manayunk Bank which was converted to Citizens’ systems in February 2004. On 31 August 2004, Citizens completed the acquisition of Charter One Financial, Inc. expanding the Citizens’ branch network to Illinois, Indiana, Michigan, New York, Ohio and Vermont.

Contribution was affected by the weak US dollar relative to sterling and at £1,037 million was up 21%, £180 million. In US dollar terms, contribution increased by 36% or $499 million to $1,900 million. Excluding the acquisitions, contribution increased by 13% or $183 million to $1,570 million.

Total income was up 31% or $939 million to $3,923 million. During 2004, Citizens increased its personal customer base by 1,993,000 accounts and its business customers by 174,000. Excluding the acquisitions, Citizens increased its personal customers by 199,000 and its business customers by 30,000.

Net interest income increased by 32% or $678 million to $2,821 million, reflecting the acquisitions and strong organic growth in both personal loans and deposits. Excluding the acquisitions, net interest income increased by 11% or $228 million, average loans were up 24% or $8.8 billion and average deposits were up 14% or $8.0 billion. The benefit from higher volumes more than offset the impact of interest rates on margins.

Non-interest income rose by 31% or $261 million to $1,102 million. Excluding the acquisitions, non-interest income increased 6% or $47 million before a reduction in mortgage fees, down from $53 million to $24 million in 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Expenses increased by 31% or $439 million to $1,877 million. Excluding acquisitions, expenses were up 7% due to additional costs to support higher business volumes, investment in branch automation and the expansion of traditional and supermarket banking in Mid Atlantic and New England.

Provisions increased by only $1 million to $146 million, with credit quality metrics remaining strong.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2004 £m	2003* £m
Funding costs	284	215
Departmental and corporate costs	595	496

Total Central items	879	711

*	the prior year has been restated following the implementation of FRS 17.

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

Total Central items increased by £168 million to £879 million.

Funding costs at £284 million, were up 32% or £69 million reflecting the funding of the various acquisitions undertaken by the Group during the year.

Changes in net pension costs on the adoption of FRS 17 are reported in Central items. These comprise higher pension cost of £81 million partially offset by the expected return on pension scheme assets less interest on scheme liabilities of £33 million.

Central departmental costs and other corporate items at £595 million were £99 million or 20% higher than 2003. This is principally due to higher Group pension costs, up £48 million, the centralisation of certain functions and expenditure on Group-wide projects such as International Accounting Standards and Basel II.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	2004			Restated 2003
	Average balance	Interest	Rate	Average balance £m	Interest £m	Rate %
Assets

Treasury and other eligible bills
UK	835	34	4.07	1,378	48	3.48
Overseas	62	1	1.61	64	1	1.56

Loans and advances to banks
UK	13,528	527	3.90	13,724	459	3.34
Overseas	9,189	264	2.87	9,559	212	2.22

Loans and advances to customers
UK	184,837	11,152	6.03	168,390	9,519	5.65
Overseas	69,118	3,201	4.63	44,862	2,240	4.99

Debt securities
UK	19,549	756	3.87	23,810	754	3.17
Overseas	18,132	761	4.20	17,927	765	4.27

Interest-earning assets - banking business
UK	218,749	12,469	5.70	207,302	10,780	5.20
Overseas	96,501	4,227	4.38	72,412	3,218	4.44

	315,250	16,696	5.30	279,714	13,998	5.00

- trading business	133,353			96,648

Total interest-earning assets	448,603			376,362
Non-interest-earning assets	70,510			66,060

Total assets	519,113			442,422

Percentage of assets applicable to Overseas operations	33.1%			32.4%

Liabilities

Deposits by banks
UK	35,059	1,060	3.02	28,220	703	2.49
Overseas	16,425	398	2.42	9,565	218	2.28

Customer accounts
UK	143,257	3,954	2.76	133,002	3,009	2.26
Overseas	50,654	878	1.73	42,118	704	1.67

Debt securities in issue
UK	37,097	1,229	3.31	29,977	914	3.05
Overseas	12,320	229	1.86	9,630	119	1.24

Loan capital
UK	17,959	665	3.70	15,342	534	3.48
Overseas	235	15	6.38	154	16	10.39
Internal funding of trading business	(36,075)	(940)	2.61	(22,909)	(520)	2.27

Interest-bearing liabilities - banking business
UK	198,055	5,988	3.02	185,283	4,663	2.52
Overseas	78,876	1,500	1.90	59,816	1,034	1.73

	276,931	7,488	2.70	245,099	5,697	2.32

- trading business	131,743			93,466

Total interest-bearing liabilities	408,674			338,565
Non-interest-bearing liabilities
- demand deposits	26,866			24,919
- other liabilities	53,726			52,810
Shareholders’ funds	29,847			26,128

Total liabilities	519,113			442,422

Percentage of liabilities applicable to Overseas operations	30.6%			30.6%

The analysis between UK and Overseas has been compiled on the basis of location of office. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate	2004%	2003%
The Group’s base rate	4.38	3.69

London inter-bank three month offered rates:
Sterling	4.64	3.74
Eurodollar	1.62	1.22
Euro	2.11	2.33

Yields, spreads and margins of the banking business:
Gross yield
Group	5.30	5.00
UK	5.70	5.20
Overseas	4.38	4.44

Interest spread
Group	2.60	2.68
UK	2.68	2.68
Overseas	2.48	2.71

Net interest margin
Group	2.92	2.97
UK	2.96	2.95
Overseas	2.83	3.02

	2004%	2003%
Gross yield on interest-earning assets of banking business	5.30	5.00
Cost of interest-bearing liabilities of banking business	(2.70)	(2.32)

Interest spread of banking business	2.60	2.68
Benefit from interest-free funds	0.32	0.29

Net interest margin of banking business	2.92	2.97

Group

The net interest margin decreased from 2.97% to 2.92%. The interest spread declined reflecting principally a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest-free funds due to increased volumes and movements in interest rates.

UK

The UK net interest margin increased slightly from 2.95% to 2.96%. An increase in the benefit from interest-free funds, due to movements in interest rates, and improvements in corporate lending margins were largely offset by growth in the mortgage business.

Overseas

The Overseas net interest margin decreased from 3.02% to 2.83%. This reduction reflected the continued tightening of asset spreads in the US, together with the growth in mortgage business following the acquisition of First Active. Higher volumes together with movements in interest rates led to an increase in the benefit of interest-free funds.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act 1985.

	2004 £m	2003 (restated) £m
Net interest income	9,208	8,301

Non-interest income (excluding general insurance)	8,602	7,857
General insurance net premium income	4,944	3,123

Non-interest income	13,546	10,980

Total income	22,754	19,281

Administrative expenses	8,824	7,834
Depreciation and amortisation
- tangible fixed assets	1,107	919
- goodwill	915	763

Operating expenses*	10,846	9,516

Profit before other operating charges	11,908	9,765
General insurance net claims	3,480	2,195

Operating profit before provisions	8,428	7,570
Provisions	1,511	1,494

Profit on ordinary activities before tax	6,917	6,076
Tax on profit on ordinary activities	2,155	1,888

Profit on ordinary activities after tax	4,762	4,188
Minority interests (including non-equity)	250	210

Profit after minority interests	4,512	3,978
Preference dividends	256	261

	4,256	3,717
Additional Value Shares dividend	—	1,463

Profit attributable to ordinary shareholders	4,256	2,254
Ordinary dividends	1,837	1,490

Retained profit	2,419	764

Basic earnings per ordinary share (Note 4)	138.0p	76.9p

Adjusted earnings per ordinary share (Note 4)	172.5p	157.2p

Diluted earnings per ordinary share (Note 4)	136.9p	76.3p

* Integration costs included in operating expenses comprise:

	£m	£m
Administrative expenses	267	229
Depreciation	2	—

	269	229

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2004

	2004 £m	2003 (restated) £m
Assets
Cash and balances at central banks	4,293	3,822
Items in the course of collection from other banks	2,629	2,501
Treasury bills and other eligible bills	6,110	4,846
Loans and advances to banks	58,260	51,891
Loans and advances to customers	345,469	252,531
Debt securities	91,211	79,949
Equity shares	2,960	2,300
Intangible fixed assets	17,576	13,131
Tangible fixed assets	16,294	13,927
Settlement balances	5,682	2,857
Other assets	22,255	17,807
Prepayments and accrued income	6,928	5,309

	579,667	450,871
Long-term assurance assets attributable to policyholders	3,800	3,557

Total assets	583,467	454,428

Liabilities
Deposits by banks	99,081	67,323
Items in the course of transmission to other banks	802	958
Customer accounts	285,062	236,963
Debt securities in issue	58,960	41,016
Settlement balances and short positions	32,990	21,369
Other liabilities	26,152	20,584
Accruals and deferred income	15,588	13,155
Post-retirement benefit liabilities	1,901	1,445
Provisions for liabilities and charges	3,071	2,249
Subordinated liabilities	20,366	16,998
Minority interests
- equity	158	(11)
- non-equity	3,671	2,724
Shareholders’ funds
- equity	27,345	23,175
- non-equity	4,520	2,923

	579,667	450,871
Long-term assurance liabilities attributable to policyholders	3,800	3,557

Total liabilities	583,467	454,428

Memorandum items
Contingent liabilities and commitments	196,870	154,557

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets of £583.5 billion at 31 December 2004 were up £129.0 billion, 28%, compared with 31 December 2003, reflecting business growth and acquisitions.

Treasury bills and other eligible bills increased by £1.3 billion, 26%, to £6.1 billion, reflecting trading activity.

Loans and advances to banks rose £6.4 billion, 12%, to £58.3 billion. Bank placings were up £2.9 billion, 11% to £28.3 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), were up £3.5 billion, 13%, to £30.0 billion.

Loans and advances to customers were up £92.9 billion, 37%, to £345.5 billion. Within this, reverse repos increased by £28.1 billion to £52.2 billion reflecting growth in trading activities. Excluding reverse repos, lending increased by £64.8 billion, 28% to £293.3 billion reflecting organic growth across all divisions and £23.4 billion arising from acquisitions, principally Charter One, £18.0 billion, First Active, £4.1 billion, and the People’s Bank credit card business, £1.0 billion. In $ terms, Citizens grew US$39.5 billion, 92%, including US$32.7 billion related to acquisitions.

Debt securities increased by £11.3 billion, 14%, to £91.2 billion, principally due to increased holdings in Financial Markets and the acquisition of First Active.

Equity shares were up £0.7 billion, 29%, to £3.0 billion, mainly due to the acquisition of Charter One and growth in Financial Markets trading activity.

Intangible fixed assets increased by £4.4 billion, 34% to £17.6 billion. Goodwill arising on the acquisitions made during 2004 amounted to £5.9 billion, including £4.7 billion in respect of Charter One. This was partially offset by goodwill amortisation, £0.9 billion and the adverse effect of exchange rate movements, £0.5 billion.

Tangible fixed assets were up £2.4 billion, 17% to £16.3 billion, mainly reflecting growth in operating lease assets, up £1.4 billion, 22% to £7.8 billion.

Settlement balances increased by £2.8 billion to £5.7 billion as a result of increased levels of customer activity.

Other assets rose by £4.4 billion, 25% to £22.3 billion, mainly due to an increase in the mark-to-market value of trading derivatives and acquisitions.

Deposits by banks increased by £31.8 billion, 47% to £99.1 billion to fund business growth, with repurchase agreements and stock lending (“repos”) up £16.3 billion, 60%, to £43.3 billion and inter-bank deposits up £15.5 billion, 38% to £55.8 billion.

Customer accounts were up £48.1 billion, 20% at £285.1 billion. Within this, repos were up £15.1 billion, 56% to £42.1 billion reflecting growth in trading activities. Excluding repos, deposits rose by £33.0 billion, 16%, to £242.9 billion with growth in CBFM, £6.3 billion, Retail Banking, £4.1 billion, Wealth Management, £2.7 billion, Citizens, £15.8 billion, including the acquisition of Charter One and Ulster Bank, £3.8 billion, including First Active. In $ terms, Citizens grew US$36.4 billion, 58%, including US$29.1 billion related to acquisitions.

Debt securities in issue increased by £17.9 billion, 44%, to £59.0 billion primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions reflected growth in customer activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Other liabilities rose by £5.6 billion, 27% to £26.2 billion, principally due to an increase in the mark-to-market value of trading derivatives.

Accruals and deferred income increased by £2.4 billion, 18% to £15.6 billion.

Post-retirement benefit liabilities, recognised on the adoption of FRS 17, were up £0.5 billion, 32% to £1.9 billion with actuarial losses, net of deferred tax, up £1.1 billion, mainly due to changes in actuarial assumptions, partially offset by asset growth and a £750 million payment to the RBS Group Pension Fund.

Provisions for liabilities and charges increased £0.8 billion, 37% to £3.1 billion principally due to higher provisions for deferred tax.

Subordinated liabilities were up £3.4 billion, 20% to £20.4 billion. This reflected the issue of £1.3 billion (US$2,425 million), £0.7 billion (€1,000 million) and £0.4 billion (AUD1,000 million) dated loan capital, and £1.1 billion (£1,100 million), £1.0 billion (€1,500 million) and £0.1 billion (JPY25 billion) undated loan capital, together with £0.1 billion of dated and undated loan capital arising from the acquisition of First Active and £0.2 billion dated loan capital arising from the acquisition of Charter One. This was partially offset by the redemption of dated loan capital, £0.7 billion (US$1,050 million and £140 million), the conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares and the effect of exchange rate movements, £0.4 billion.

Non-equity minority interests were up £0.9 billion, 35% to £3.7 billion mainly reflecting the issues by subsidiaries of the Group of US$950 million (£0.5 billion) Series III non-cumulative trust preferred securities in August 2004 and US$1,000 million (£0.6 billion) Series IV non-cumulative trust preferred securities in August/September 2004.

Shareholders’ funds increased by £5.8 billion, 22% to £31.9 billion including £2.6 billion from the placing of 165 million ordinary shares in connection with the acquisition of Charter One, the issue of £1.3 billion preference share capital and conversion of £0.5 billion (US$850 million) undated loan capital into US$ preference shares. The remainder reflects retentions of £2.4 billion and the issue of £0.6 billion of ordinary shares in respect of scrip dividends and the exercise of share options and revaluation of premises, £0.1 billion, which were partly offset by £1.1 billion actuarial losses, net of deferred tax, recognised in post-retirement benefit schemes and the adverse effect of exchange rate movements on share premium account, £0.2 billion and profit and loss account, £0.4 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 £m	2003 (restated) £m
Profit attributable to ordinary shareholders	4,256	2,254

Actuarial (losses)/gains	(1,598)	69
Current tax relief	56	—
Deferred tax asset/(liability)	408	(33)

Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36

Currency translation adjustments and other movements	(399)	48
Revaluation of premises	56	(69)

Other recognised (losses)/gains	(343)	(21)

Total recognised gains in the year	2,779	2,269

Prior year adjustment arising on the implementation of FRS 17	(2,001)

Total recognised gains and losses recognised since 31 December 2003	778

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS’ FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 £m	2003 (restated) £m
Profit attributable to ordinary shareholders	4,256	2,254
Ordinary dividends	(1,837)	(1,490)

Retained profit for the year	2,419	764
Issue of ordinary and preference shares	4,603	775
Conversion of exchangeable undated loan capital	460	—
Redemption of preference shares	—	(364)
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36
Own shares held in relation to employee share schemes	(7)	—
Goodwill previously written off to reserves	—	40
Other recognised gains and losses	(343)	(21)
Currency translation adjustment on share premium account	(231)	(203)

Net increase in shareholders’ funds	5,767	1,027

Opening shareholders’ funds as previously reported	28,099	27,052
Prior year adjustment arising on the implementation of FRS 17	(2,001)	(1,981)

Opening shareholders’ funds as restated	26,098	25,071
Net increase in shareholders’ funds	5,767	1,027

Closing shareholders’ funds	31,865	26,098

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 £m	2003 £m
Net cash inflow from operating activities (note 10)	6,307	19,708

Dividends received from associated undertakings	9	9

Returns on investments and servicing of finance
Preference dividends paid	(253)	(269)
Additional Value Shares dividend paid	—	(1,463)
Dividends paid to minority shareholders in subsidiary undertakings	(204)	(130)
Interest paid on subordinated liabilities	(613)	(557)

Net cash outflow from returns on investments and servicing of finance	(1,070)	(2,419)

Taxation
Tax paid	(1,394)	(1,454)

Capital expenditure and financial investment
Purchase of investment securities	(41,790)	(44,861)
Sale and maturity of investment securities	43,022	41,805
Purchase of tangible fixed assets	(4,354)	(5,017)
Sale of tangible fixed assets	1,596	1,108

Net cash outflow from capital expenditure and financial investment	(1,526)	(6,965)

Acquisitions and disposals
Purchases of businesses and subsidiary undertakings (net of cash acquired)	(7,648)	(1,748)
Investment in associated undertakings	(48)	(2)
Sale of subsidiary and associated undertakings (net of cash sold)	22	179

Net cash outflow from acquisitions and disposals	(7,674)	(1,571)

Ordinary equity dividends paid	(1,235)	(772)

Net cash inflow before financing	(6,583)	6,536

Financing
Proceeds from issue of ordinary share capital	2,845	184
Proceeds from issue of preference share capital	1,358	—
Proceeds from issue of trust preferred securities	1,075	883
Redemption of preference share capital	—	(364)
Issue of subordinated liabilities	4,624	3,817
Repayment of subordinated liabilities	(718)	(336)
Increase/(decrease) in minority interests	185	(56)

Net cash inflow from financing	9,369	4,128

Increase in cash	2,786	10,664

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 137 to 140 of the 2003 Report and Accounts, except as noted below.

FRS 17 ‘Retirement Benefits’ supersedes Statement of Standard Accounting Practice 24 ‘Pension costs’ (SSAP24) and the Urgent Issues Task Force Abstract 6 ‘Accounting for post-retirement benefits other than pensions’. All the disclosure requirements of FRS 17 were adopted by the Group in its 2002 financial statements. The Group has implemented the recognition and measurement provisions of FRS 17 in 2004 in the light of the introduction of International Financial Reporting Standards from 1 January 2005; the measurement principles in the equivalent international accounting standard (IAS 19 ‘Employee Benefits’) are similar to those in FRS 17. Prior periods have been restated. The impact of this change in accounting policy is disclosed on page 51.

2.	Provisions for bad and doubtful debts

Operating profit is stated after charging provisions for bad and doubtful debts of £1,428 million (2003 - £1,461 million) and amounts written off fixed asset investments of £83 million (2003 - £33 million). The balance sheet provisions for bad and doubtful debts increased in the year to 31 December 2004 from £3,929 million to £4,228 million, and the movements thereon were:

	Specific £m	General £m	2004 Total £m	2003 Total £m
At 1 January	3,363	566	3,929	3,927
Currency translation and other adjustments	(22)	(76)	(98)	(62)
Acquisitions	222	68	290	50
Amounts written off	(1,468)	—	(1,468)	(1,519)
Recoveries of amounts previously written off	147	—	147	72
Charge to profit and loss account	1,412	16	1,428	1,461

At 31 December	3,654	574	4,228	3,929

The provision at 31 December 2004 includes provision against loans and advances to banks of £6 million (2003 - £7 million).

3.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	2004 £m	2003 (restated) £m
Tax on profit before goodwill amortisation and integration costs	2,273	1,990
Tax relief on goodwill amortisation and integration costs	(118)	(102)

	2,155	1,888

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

3.	Taxation (continued)

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2004 £m	2003 (restated) £m
Expected tax charge	2,075	1,823
Goodwill amortisation	248	203
Non-deductible items	124	106
Non-taxable items	(88)	(111)
Other	13	(21)
Adjustments in respect of prior periods	(217)	(112)

Actual tax charge	2,155	1,888

4.	Earnings per share

Earnings per share have been calculated based on the following:

	2004 £m	2003 (restated) £m
Earnings
Profit attributable to ordinary shareholders	4,256	2,254
Add back dividends on dilutive convertible non-equity shares	66	—

Diluted earnings attributable to ordinary shareholders	4,322	2,254

Number of shares – millions
Weighted average number of ordinary shares
In issue during the year	3,085	2,931
Effect of dilutive share options and convertible non-equity shares	73	22

Diluted weighted average number of ordinary shares during the year	3,158	2,953

Basic earnings per share	138.0p	76.9p
AVS dividend	—	49.9p

	138.0p	126.8p
Goodwill amortisation	28.7p	25.0p
Integration costs	5.8p	5.4p

Adjusted earnings per share	172.5p	157.2p

Diluted earnings per share	136.9p	76.3p

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Ordinary dividend

The directors have recommended a final dividend of 41.2p per share on the ordinary shares which, when added to the interim dividend of 16.8p per share, makes a total of 58.0p per share (2003 - 50.3p per share). Subject to approval by shareholders at the annual general meeting, the final dividend will be paid on 3 June 2005 to shareholders registered on 11 March 2005. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

6.	Analysis of repurchase agreements

	2004 £m	2003 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	29,975	26,522
Loans and advances to customers	52,184	24,069

Repurchase agreements and stock lending
Deposits by banks	43,342	27,044
Customer accounts	42,134	27,021

7.	Contingent liabilities and commitments

	2004 £m	2003 £m
Contingent liabilities
Acceptances and endorsements	362	595
Guarantees and assets pledged as collateral security	10,438	8,787
Other contingent liabilities	5,293	5,482

	16,093	14,864

Commitments
Documentary credits and other short-term trade related transactions	182	605
Undrawn formal standby facilities, credit lines and other commitments to lend	179,230	137,251
Other commitments	1,365	1,837

	180,777	139,693

Total contingent liabilities and commitments	196,870	154,557

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8.	Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)

The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	2004 £m	2003 £m
Exchange rate contracts	29,244	28,163
Interest rate contracts	59,033	54,974
Credit derivatives	264	272
Equity and commodity contracts	1,441	1,020

	89,982	84,429

Derivatives held for trading purposes

The table below shows the notional principal amounts of trading instruments entered into with third parties.

	2004 £bn	2003 £bn
Exchange rate contracts	1,422.7	1,144.7
Interest rate contracts	6,613.0	5,307.8
Credit derivatives	59.2	28.5
Equity and commodity contracts	43.4	34.1

The table below shows the fair values (which, after netting, are the balance sheet values) of trading instruments entered into with third parties.

	2004 Fair value		2003 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Exchange rate contracts	29,211	30,204	28,102	29,564
Interest rate contracts	58,644	59,113	54,266	54,212
Credit derivatives	264	285	273	155
Equity and commodity contracts	1,274	941	924	720

	89,393	90,543	83,565	84,651
Netting	(71,509)	(71,509)	(69,478)	(69,478)

	17,884	19,034	14,087	15,173

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group’s independent trading operations. The table below shows the notional principal amounts of the Group’s non-trading derivatives (third party and internal).

	2004 £bn	2003 £bn
Exchange rate contracts	25.8	26.5
Interest rate contracts	134.1	135.1
Credit derivatives	1.2	1.0
Equity and commodity contracts	2.3	1.7

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated shareholders’ funds

	2004 £m	2003 (restated) £m
Called-up share capital
At beginning of year	769	754
Shares issued during the year	53	15

At end of year	822	769

Share premium account
At beginning of year	8,175	7,608
Currency translation adjustments	(231)	(203)
Shares issued during the year, net of expenses	4,550	760
Conversion of exchangeable undated loan capital	460	—
Other movements	10	10

At end of year	12,964	8,175

Merger reserve
At beginning of year	10,881	11,455
Transfer to profit and loss account	(574)	(574)

At end of year	10,307	10,881

Other reserves
At beginning of year	419	387
Transfer of increase in value of long-term assurance business	38	32

At end of year	457	419

Revaluation reserve
At beginning of year	7	80
Revaluation of premises	56	(69)
Transfer from/(to) profit and loss account	29	(4)

At end of year	92	7

Profit and loss account
As previously reported	7,848	6,768
Prior year adjustment	(2,001)	(1,981)

At beginning of year, as restated	5,847	4,787
Currency translation adjustments and other movements	(409)	38
Retention for the year	2,419	764
Own shares held in relation to employee share schemes	(7)	—
Redemption of preference shares	—	(364)
Actuarial (losses)/gains recognised in post-retirement benefit schemes	(1,134)	36
Goodwill previously written off	—	40
Transfer from merger reserve	574	574
Transfer of increase in value of long-term assurance business	(38)	(32)
Transfer (to)/from revaluation reserve	(29)	4

At end of year	7,223	5,847

Closing shareholders’ funds	31,865	26,098

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of net cash inflow from operating activities

	2004 £m	2003 £m
Net cash inflow from trading activities	9,349	9,100
Increase in loans and advances to banks and customers	(72,913)	(23,343)
Increase in deposits by banks and customers	53,417	26,857
Increase in securities	(10,367)	(9,871)
Increase in debt securities in issue	17,163	7,078
Increase in settlement balances and short positions	8,796	3,202
Increase in other assets and liabilities	862	6,685

Net cash inflow from operating activities	6,307	19,708

11.	Litigation

Since December 2003, members of the Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

12.	International Financial Reporting Standards

The Group’s 2005 interim and annual accounts will be prepared in accordance with International Financial Reporting Standards (IFRS). In 2004, IFRS implementation activities have included building IT solutions, revising processes and reporting structures, Group-wide IFRS training and analysis of new standards and amendments to existing standards. The Group remains on track to produce IFRS compliant accounts in 2005. A summary of the key differences between the Group’s current accounting policies and IFRS is included in the Group’s 2004 Annual Report and Accounts. The Group will issue its 2004 results restated to IFRS in the second quarter of 2005.

13.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2004 will be filed with the Registrar of Companies following the company’s annual general meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

14.	Form 20-F

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND PROVISIONS

	2004 £m	2003 (restated) £m
Non-interest income

Dividend income	79	58

Transmission	1,545	1,364
Lending	1,196	1,002
Card related services	1,820	1,440
Other	2,073	1,887

Fees and commissions receivable	6,634	5,693

Fees and commissions payable - banking	(1,400)	(1,099)
- insurance related	(554)	(238)

Net fees and commissions	4,680	4,356

Foreign exchange	616	540
Securities	847	798
Interest rate derivatives	525	455

Dealing profits	1,988	1,793

Income from rental assets	1,282	1,088
Embedded value profits	94	73
Net pension finance income	85	52
Other	394	437

Other operating income	1,855	1,650

Non-interest income (excluding general insurance premiums)	8,602	7,857
General insurance net premium income	4,944	3,123

Total non-interest income	13,546	10,980

Staff costs - wages, salaries and other staff costs	4,543	3,997
- social security costs	295	248
- pension costs	506	408
Premises and equipment	1,184	1,073
Other	2,296	2,108

Administrative expenses*	8,824	7,834

* Integration costs included in administrative expenses comprise:
Staff costs	113	125
Premises and equipment costs	34	31
Other administrative costs	120	73

	267	229

Provisions for bad and doubtful debts	1,428	1,461
Amounts written off fixed asset investments	83	33

Provisions	1,511	1,494

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	2004 £m	2003 £m
Central and local government	1,866	1,217
Finance	25,157	18,948
Individuals – home	57,529	48,117
Individuals – other	27,863	25,526
Other commercial and industrial comprising:
Manufacturing	6,292	6,384
Construction	5,024	3,960
Service industries and business activities	30,850	29,290
Agriculture, forestry and fishing	2,480	2,562
Property	26,445	19,670
Finance leases and instalment credit	13,083	11,703

	196,589	167,377
Overseas residents	44,053	27,168

Total UK offices	240,642	194,545

Overseas
US	74,045	40,373
Rest of the World	35,004	21,535

Total overseas offices	109,049	61,908

Loans and advances to customers – gross	349,691	256,453
Provisions for bad and doubtful debts	(4,222)	(3,922)

Total loans and advances to customers	345,469	252,531

Reverse repurchase agreements included in the analysis above:
Central and local government	1,413	923
Finance	19,163	11,235

	20,576	12,158
Overseas residents	14,013	2,818

Total UK offices	34,589	14,976
US	17,187	8,815
Rest of the World	408	278

Total	52,184	24,069

Loans and advances to customers excluding reverse repurchase agreements - net	293,285	228,462

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £583.8 billion (2003 - £455.0 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	2004 £m	2003 £m
US	28,795	14,618
Germany	14,050	15,073
France	9,604	7,524
Netherlands	8,871	6,830
Cayman Islands	7,258	6,666
Spain	5,249	3,421
Japan	4,610	4,141

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	2004 £m	2003 £m
Loans accounted for on a non-accrual basis (2):
Domestic	3,705	3,221
Foreign	1,075	1,211

	4,780	4,432

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
Domestic	646	561
Foreign	79	81

	725	642

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
Domestic	14	53
Foreign	10	30

	24	83

Total risk elements in lending	5,529	5,157

Potential problem loans (4)
Domestic	173	492
Foreign	107	99

	280	591

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	76%

Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	73%	68%

Risk elements in lending as a % of gross loans and advances to customers	1.58%	2.01%

Notes:

1.	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2.	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
3.	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
4.	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	2004 £m	2003 £m
Provisions at beginning of year	3,929	3,927
Currency translation and other adjustments	(98)	(62)
Acquisitions	290	50
Amounts written-off
- Domestic	(920)	(1,097)
- Foreign	(548)	(422)

	(1,468)	(1,519)

Recoveries
- Domestic	88	38
- Foreign	59	34

	147	72

Sub-total	2,800	2,468

Provisions charged against profit:
Net specific provisions
- Domestic	970	926
- Foreign	442	533

	1,412	1,459
General provision	16	2

Total bad and doubtful debt provisions charge to profit	1,428	1,461

Provisions at end of year	4,228	3,929

Provisions at end of year comprise:
Specific
- Domestic	2,329	2,097
- Foreign	1,325	1,266

Total specific provisions	3,654	3,363
General provisions	574	566

	4,228	3,929

The closing provisions include provision against loans and advances to banks of £6 million (2003 - £7 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

	Period end £m	Maximum £m	Minimum £m	Average £m
Trading VaR
2004	10.3	16.0	6.4	10.8

2003	7.4	14.2	5.6	9.4

Treasury VaR
2004	5.5	8.6	5.5	7.0

2003	8.1	11.0	5.6	8.3

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	2004			2003
	Tier 1	Tier 2	Total Capital	Tier 1	Tier 2	Total Capital
Capital base (£m)
Shareholders’ funds	31,772	93	31,865	26,090	8	26,098
Minority interests	3,702	127	3,829	2,583	130	2,713
Subordinated liabilities	615	19,751	20,366	666	16,332	16,998
General provision for bad and doubtful debts	—	574	574	—	566	566
Regulatory adjustments
- Pension fund deficit	1,867	—	1,867	1,414	—	1,414
- Other	2,314	(316)	1,998	1,777	(597)	1,180
Goodwill	(17,576)	—	(17,576)	(13,131)	—	(13,131)

	22,694	20,229	42,923	19,399	16,439	35,838

Investments in insurance companies, associated undertakings and other supervisory deductions			(5,165)			(4,618)

			37,758			31,220

Weighted risk assets (£m)
Banking book
- on-balance sheet			261,800			214,400
- off-balance sheet			44,900			36,400
Trading book			17,100			12,900

			323,800			263,700

Risk asset ratio
- tier 1			7.0%			7.4%
- total			11.7%			11.8%

Share price			£17.52			£16.46

Number of shares in issue			3,173m			2,963m

Market capitalisation			£55.6bn			£48.8bn

Net asset value per ordinary share			£8.62			£7.82

Employee numbers
Corporate Banking and Financial Markets			16,400			15,900
Retail Banking*			32,200			31,100
Retail Direct			9,700			7,300
Manufacturing*			24,900			23,400
Wealth Management*			5,200			5,200
RBS Insurance*			19,500			18,800
Ulster Bank*			4,100			3,400
Citizens			22,600			14,100
Centre			2,000			1,700

Group total			136,600			120,900
Acquisitions in the two years ended 31 December 2004			(20,400)			(9,200)

Underlying			116,200			111,700

*	the prior year has been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and from RBS Insurance and Ulster Bank to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The following tables summarise the significant adjustments, which would result from the application of US generally accepted accounting principles (‘US GAAP’) instead of UK GAAP.

	2004 £m	2003 £m
Consolidated statement of income

Profit attributable to ordinary shareholders - UK GAAP	4,256	2,254
Amortisation of goodwill	780	721
Pension costs	(285)	(286)
Securities, derivatives and hedging	(607)	281
Software development costs	(261)	(300)
Others (net)	(318)	(258)
Taxation	383	152

Net income available for ordinary shareholders - US GAAP	3,948	2,564

	2004 £m	2003 £m
Consolidated shareholders’ equity

Shareholders’ funds - UK GAAP	31,865	26,098
Goodwill	3,002	2,222
Proposed dividend	1,308	1,059
Software development costs	399	660
Pension costs	1,900	2,828
Taxation	(621)	(1,020)
Others (net)	(465)	(182)

Shareholders’ equity - US GAAP	37,388	31,665

Total assets

Total assets under US GAAP, which include acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the effect of adjustments made to net income and shareholders’ equity were £631 billion (2003 - £488 billion).

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

Divisional Restatements

During 2004, a number of activities were transferred between divisions. The Affluent Banking business was transferred from Wealth Management to Retail Banking; further activities were transferred from Retail Direct, Wealth Management, RBS Insurance and Ulster Bank to Manufacturing; and, within RBS Insurance, certain income has been re-classified from net fees and commissions to insurance premium income in order to conform the accounting policies of Direct Line and Churchill.

	2003 Previously reported £m	Transfer £m	2003 Restated £m
Retail Banking
- Net interest income	2,951	8	2,959
- Non-interest income	1,452	62	1,514
- Staff costs	777	16	793
- Other costs	227	10	237
Contribution	3,126	44	3,170

Retail Direct
- Other costs	454	(8)	446
Contribution	873	8	881

Manufacturing
- Staff costs	625	46	671
- Other costs	1,250	193	1,443
Contribution	(1,875)	(239)	(2,114)

Wealth Management
- Net interest income	465	(8)	457
- Non-interest income	414	(62)	352
- Staff costs	275	(16)	259
- Other costs	157	(18)	139
Contribution	438	(36)	402

RBS Insurance
- Insurance premium income	3,061	62	3,123
- Net fees and commissions	(99)	(62)	(161)
- Staff costs	241	(19)	222
- Other costs	341	(122)	219
Contribution	468	141	609

Ulster Bank
- Staff costs	164	(27)	137
- Other costs	112	(54)	58
Contribution	273	81	354

Group profit is unaffected by these changes.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (continued)

Impact of implementation of FRS 17 (pension costs)

Following the implementation of FRS 17 the prior year has been restated. The following table shows the effect of this change.

2003 £m
Income (Note 1)
- As previously reported	19,229
- As restated	19,281

Change	52

Pension costs
- As previously reported	273
- As restated	408

Change	(135)

Profit before tax
- As previously reported	6,159
- As restated	6,076

Change	(83)

Shareholders’ funds
- As previously reported	28,099
- As restated	26,098

Change (Note 2)	(2,001)

Notes:

1.	Under FRS 17, the expected return on pension scheme assets less the interest on scheme liabilities is credited to income and has been included in other operating income.
2.	The change in shareholders’ funds is consistent with disclosures relating to FRS 17 previously included in our Annual Report and Accounts for 2003.
3.	Changes shown above as a result of implementing FRS 17 are reported in Central items.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

Annual general meeting		20 April 2005

2004 final dividend payment		3 June 2005

2005 interim results announcement		4 August 2005

2005 interim dividend payment		October 2005

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1916
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1915
07796 274968

23 February 2005

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat